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Exhibit 4.22

PRIVATE & CONFIDENTIAL
DELIVERED IN PERSON

February 4th 2005

Monsieur Pierre St-Arnaud
420 Stannock
Ville Mont-Royal (Québec) H3P 1V9

Dear Pierre,

SR Telecom Inc. ("SR Telecom" or the "Company") is currently in the process of refinancing as well as restructuring and consolidating its operations. This restructuring may lead to changes in SR Telecom share ownership structure or to modifications of a substantial part of SR Telecom's assets.

We recognize that this is a challenging period and appreciate your on-going commitment and contribution to the benefit of all of SR Telecom's stakeholders. Accordingly, the Board of Directors of SR Telecom (the "Board") has approved enhanced conditions to your existing employment terms as an exception to those applicable under SR Telecom's regular policy, in the event of the Termination of your employment by SR Telecom following a Change of Control for a reason other than for cause. The Board has also approved other exceptional and enhanced conditions in the event of the Termination of your employment by SR Telecom, absent a Change of Control, for a reason other than for cause.

For the purposes of these enhanced conditions only, the terms "Change of Control" and "Termination of employment" shall have the following meanings ascribed to them:

(a)
"Change of Control": a change of control shall be deemed to have occurred with respect of SR Telecom if:

(i)
any person, or any two or more persons acting as a group, and all affiliates of such person or persons, who prior to such time beneficially owned less than 50% of the then outstanding capital stock of SR Telecom, shall acquire shares of SR Telecom's capital stock in one or more transactions or series of transactions, and after such transaction or transactions such person or persons beneficially own 50% or more of SR Telecom's outstanding capital stock; or

(ii)
individuals who on January 1st 2005 constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election to the Board of Directors by SR Telecom's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on January 1st, 2005 or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Director of SR Telecom then in office; or

(iii)
there is consummated a merger, consolidation, reorganization or share exchange involving SR Telecom or the sale or other disposition of all or substantially all of its assets (each a "Business Combination") unless, immediately after such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of voting capital of SR Telecom immediately before the Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting capital of the resulting or acquiring entity in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns SR Telecom or substantially all of SR Telecom's assets either directly or indirectly) in substantially the same proportions as their respective ownership in the outstanding voting capital immediately before such Business Combination; or

(iv)
proceedings are commenced by or against SR Telecom to seek (i) its reorganization, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of its debt; (ii) the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner, liquidator or the like of it or any substantial part of its property; (iii) to take advantage of or to obtain relief in respect of SR Telecom under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or readjustment of debts; or (iv) make a general assignment for the benefit of its creditors.

(b)
"Termination of employment": means the termination of your employment by SR Telecom for any reason other than for cause (serious reason); it shall also, exceptionally, mean the termination of your employment by yourself if there exists a situation of a significant diminution, without your consent, in your regular remuneration (excluding, for greater certainty, any stock options or bonuses) or in your responsibilities, unless such diminution is for cause (serious reason).

A-
In the event of the Termination of your employment within the twelve (12) months following a "Change of Control" as set out in paragraph (a) (i) (ii) or (iii) above, the enhanced conditions are as follows:

1.
You will receive a cash indemnity, which will include the equivalent of the minimum notice pursuant to the Labour Standards Act and/or all notice requirements provided for in the Civil Code of Québec, calculated as the sum of:

a)
The equivalent of your then current base salary for twenty-four (24) months.

b)
The equivalent of your FPA (Flex Perquisites Account) for twenty-four (24) months;

  This indemnity compensates for and is in lieu of the loss of any fringe or other benefits (professional dues, floating holidays, etc.) attached to your job, except for those preserved or extended as outlined below, and will be subject to all statutory deductions under applicable laws.

2.
You will receive a lump sum payment for the value of vacation time accrued but unused as of your termination date, again subject to all statutory deductions under applicable laws. You will also be reimbursed for all your business expenses properly incurred up to the effective date of departure, as per company policy.

3.
Should you choose to receive a portion of the cash indemnity as outlined in 1 a) as salary continuance, the life, medical and dental coverage which you elected under SR Telecom's group insurance plan will, exceptionally, continue for the period during which you will receive salary continuance. Likewise, you will be entitled to receive the basic and the matching contributions under the Retirement Savings Plan ("RSP"). The cost of the Group insurance coverage extension will be borne entirely by SR Telecom. This coverage extension as well as the RSP contributions will only be possible with salary continuance and will cease when the salary continuance terminates or when you secure alternate employment or other gainful activities, at which time, you undertake to advise SR Telecom, whichever occurs first. Please note, however, that the short-term and long-term disability coverage under SR Telecom's group insurance plan will cease on your last day of employment.

4.
You will receive career transition counselling services applicable to your level from a company designated outplacement consulting firm and the cost of these services will be borne by SR Telecom up to a maximum of $20,000. Please note, however, that you will not be allowed to convert the value of these services into cash.

5.
As for your stock options under the Key Employee Stock Option Plan ("KESOP"), in accordance with the plan provisions, they will become fully vested on the day prior to the effective date of the Change of Control.

6.
You will be entitled to keep the Company provided mobile phone that you have at your disposal, on condition that you accept a transfer of responsibility of the account.

B-
In the event of the Termination of your employment either within twelve (12) months following a Change of control set out in paragraph (a) (iv) above, or in the absence of any "Change of control", the enhanced conditions are as follows:

(i)
Paragraphs 2 (vacation) and 6 (phone) above shall apply;

(ii)
Paragraphs 3 (life, medical, dental) and 4 (career transition counselling) shall also apply except that the duration of these benefits shall be determined in accordance with SR Telecom's restructuring plan, as is to be determined and a summary of which, as it pertains to your level, will be provided to you in due course;

(iii)
Paragraph 1 and paragraph 5 above shall not apply; rather you will receive a lump sum cash indemnity, which will include the equivalent of the minimum notice under the Labour Standards Act, calculated as provided for in the restructuring plan. Additionally, your rights with regard to your stock options shall be in accordance with the provisions of the KESOP.

The enhanced conditions set out above are, in all cases (A and B), conditional upon your agreeing and signing, upon the termination of your employment, an appropriate Release & Discharge prepared by SR Telecom as set out in Schedule "A" which will include an entering into covenants respecting confidentiality, loyalty, non-solicitation and non-competition.

In the event of the termination of your employment for cause (serious reason), SR Telecom will proceed in accordance with its regular policy and in conformity with the law.

SR Telecom reserves the right to determine if a "Termination of employment" has occurred or if a "Change of Control" exists.

In the absence of a Termination of employment, should you resign from your employment within twelve (12) months of a Change of Control set out in paragraph (a) (i), (ii) or (iii) above, you shall be entitled to the enhanced conditions set out above in paragraph 1, 2, 3, 4, 5 and 6, conditional upon the signing of the Release & Discharge referred to above.

The information contained in this letter is specific to yourself and you are required to maintain its receipt and contents in the strictest confidentiality, failing which the enhanced conditions described in this letter will become null and void.

Please sign and date this letter in the acceptance section below and return a copy to Manon Trottier.

To conclude, we trust that these enhanced conditions will provide you with a greater level of comfort commensurate with our mutual appraisal of your personal and professional circumstances. We appreciate your on-going contribution and know we can count on your invaluable support during this period of transition and challenge.

SR Telecom Inc.

By:	/s/ LIONEL HURTUBISE Mr. Lionel Hurtubise
Chairman of the Board of Directors of SR Telecom Inc.

ACCEPTANCE

I have read and understood the terms of this letter, including the fact that I must keep these terms and the receipt of this letter confidential. In addition, I agree to enter into the covenants respecting confidentiality, loyalty, non-solicitation and non-competition including in the Release & Discharge immediately after the signing of this acceptance. I confirm that I have expressly required that the present letter and all documents referred to therein be drafted in the English language; je confirme avoir expressément exigé que la présente lettre et tout document y mentionné soit rédigé en langue anglaise.

/s/ PIERRE ST-ARNAUD Pierre St-Arnaud	February 14, 2005 Date

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Exhibit 4.22